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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ettinger (617) 760-1632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 6 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, _______Robert Ettinger_______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___________Putnam Retail Management, LP_______________________________, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page and Report of Independent Registered Public Accounting Firm
- ☒ (b) Statement of Financial Condition and Notes to Financial Statement
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report [filed separately].
- ☒ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section (k)(1) of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Partners of
Putnam Retail Management Limited Partnership

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Our Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Notes 1, 2, 6 and 9, the Partnership has significant transactions with and allocations to and from its Parent and its affiliates. This financial statement may not necessarily be indicative of the financial position had the Partnership operated as an unaffiliated partnership. Our opinion is not modified with respect to this matter.

Deloitte + Touche LLP

February 24, 2020

We have served as the Partnership's auditor since 1989.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and cash equivalent	$	38,792,939
Accounts receivable from mutual funds for distribution plans		31,031,985
Accounts receivable from Parent and affiliates, net (Note 9)		10,666,834
Prepaid expenses and other assets		8,507,178
Total current assets		88,998,936
Software intangibles, net (Note 4)		568,284
Property and equipment, net (Note 5)		78,825
Deferred income taxes, net (Note 6)		828,908
TOTAL ASSETS	$	90,474,953
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	10,533,317
Commissions payable for distribution plans		18,627,130
Accrued compensation and employee benefits		7,471,128
Income taxes payable (Note 6)		311,749
Total liabilities		36,943,324
Commitments and contingencies (Note 10)		-
Partners' Capital		53,531,629
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	90,474,953

The accompanying notes are an integral part of this financial statement.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENT DECEMBER 31, 2019

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership" or "PRM") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings", or "PUSH I"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings (the "Partners"). The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"). The U.S. dollar ($) is the functional and presentation currency of the Partnership.

The Partnership is a registered broker dealer whose primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), which are managed by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, within the United States of America.

The Partnership, its Parent and its affiliates have significant interdependencies, as described in Notes 2, 6 and 9. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the financial position that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make significant judgements involving estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the financial statement and related disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalent

Cash and cash equivalent consist of a money market sweep account and a time deposit. Cash equivalents have original maturities of three months or less on the date of acquisition and are carried at fair value.

Right of Setoff

Intercompany receivables and payables are offset and the net amount is presented in the Statement of Financial Condition. This presentation is used because the Partnership and its Parent and affiliates owe each other a determinable amount, the Partnership intends to set off the amount owed, and the Partnership has the right to offset which is enforceable by law under a Putnam Master Netting Agreement.

Prepaid Expenses and Other Assets

Included in prepaid expenses are expenses that are capitalized and subsequently amortized over the period that benefits are received.

The Partnership capitalizes dealer commissions paid on Class C shares and certain Class A and Class N shares for which the up-front sales charge to the shareholder has been waived. The net carrying value of the commissions of $7,987,519 as of December 31, 2019 is included in Prepaid expenses and other assets on the Statement of Financial Condition.

Fair Value Measurements

The Partnership follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement* ("ASC 820"). In accordance with ASC 820, fair value is defined as the price that the Partnership would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 - observable, unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date. Assets classified as Level 1 include the time deposit and money market sweep account.
- Level 2 - other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quote prices that are observable or corroborated by observable market data).
- Level 3 - one or more significant inputs that are not based on observable market inputs and include situations where there is little, if any, market activity for the asset or liability.

There were no financial assets and liabilities categorized as Level 2 or 3.

Property and Equipment, Net

Property and equipment is recorded at cost less accumulated depreciation. Additions, renewals, and betterments of fixed assets are capitalized. The Partnership annually reviews the carrying value of property and equipment for impairment, or more frequently if events or changes indicate that the carrying value of assets may not be recoverable. There have been no property and equipment impairments or events that would indicate impairment as of December 31, 2019.

Software Intangibles, Net

The Partnership capitalizes certain costs related to software developed for internal use as long-lived assets, which are amortized on a straight-line basis over the lesser of five years or the estimated useful life. Amortization of the capitalized costs commences when the application is put into production. Capitalized software assets are evaluated for impairment quarterly, or more frequently if events or changes indicate that the carrying value of assets may not be recoverable. Assets deemed unsuitable for implementation, or obsolete, are expensed upon such determination.

Distribution Fees Receivable

Distribution fees owed to the Partnership by the Funds at the reporting date are recorded as Accounts receivable from mutual funds for distribution plans on the Statement of Financial Condition.

Distribution Fees Payable

Distribution costs owed by the Partnership at the reporting date are recorded as Commissions payable for distribution plans on the Statement of Financial Condition.

Income Taxes

The Partnership has elected to be taxed as a corporation under U.S. tax law. As such the Partnership and Parent participate in a written agreement ("Tax Sharing Agreement") with a U.S. affiliate of Lifeco, with

which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes ultimate responsibility for the payment of all federal and state income taxes in accordance with federal and state and local laws with respect to consolidated and/or combined returns. The Partnership is responsible for all taxes on separately filed returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis, based on the financial position as presented herein, but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets ("DTAs"). The Partnership measures DTAs using tax rates expected to be in effect when the differences reverse. A valuation allowance is provided against DTAs when it appears more likely than not that those assets will not be realized. Additionally, the Partnership does not record unrecognized tax benefits related to transfer pricing positions where no uncertain tax positions exist in the consolidated tax filings.

The method of settling income tax payables and receivables among the U.S. consolidated group is subject to the Tax Sharing Agreement, whereby settlement is made on a modified separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a separate company return been required.

The Partnership is included in the consolidated financial statements of the Parent. In accordance with the cash management corporate accounting policy between the Parent and the Partnership, the Partnership shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for income taxes that the Partnership discloses on its financial statement related to consolidated tax returns filed with the Parent. A settlement is made via an intercompany transaction with the Parent. The income tax balances reflected within the intercompany accounts are periodically settled at the separate company rate via a contribution from or a distribution to the Parent.

The calculation of the Partnership's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 *Income Taxes* ("ASC 740") states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Partnership (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when the Partnership's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Partnership's current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

New Accounting Standards not yet Adopted

In May 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The new guidance allows entities to recognize estimated credit losses at the reporting date for changes in valuation based on current conditions and historical experiences. Subsequently in April and May 2019, the FASB issued ASU 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments* and ASU 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief* to address specific issues and offer targeted transition relief. ASU 2016-13 and its amendments require an entity to present financial assets, including available-for-sale and held-to-maturity debt securities, measured on an amortized cost basis on the Statement of Financial

Condition, net of an allowance for credit losses. The guidance should be applied using a modified retrospective approach.

The Partnership adopted ASU 2016-13 on January 1, 2020, together with all amending ASUs. The Partnership has concluded that, while there will not be a change in the balances reported within the Partnership's financial statement, the adoption will result in an expected credit loss assessment applied to all financial assets and additional disclosures included in the Partnership's financial statement.

(3) RISK MANAGEMENT

The Partnership has policies relating to the identification, measurement, monitoring, mitigating and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (interest rate and equity). These risks have been outlined below. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all material capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk for financial loss resulting from the failure of debtors making payments when due. The Partnership regularly reviews its credit exposure from each counterparty. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. These policies include, but are not limited to, dealing only with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition, net of any allowances for losses. There are no allowances for the year ended December 31, 2019.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due at December 31, 2019.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors, which include two types of risk for the Partnership: interest rate risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership, through instruction from the Parent, monitors interest rate risk by regularly assessing this risk and establishing policies and practices to protect against the adverse effects of these potential exposures. The Partnership's primary exposures to interest rate risk arise from revenue earned by the Partnership that is dependent on the debt portfolios of Putnam sponsored funds.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership, through instruction from the Parent, has investment policy guidelines in place that provide for prudent investment in equity markets with clearly defined limits to mitigate price risk. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity portfolios of PIM sponsored funds.

(4) SOFTWARE INTANGIBLES, NET

Software intangible assets are recorded at cost and consist of the following as of December 31, 2019:

	Purchased software	Internally developed software
COST		
Balance, Beginning of Year	$ 214,258	$ 8,880,431
Acquisitions	-	356,248
Balance, End of Year	214,258	9,236,679
ACCUMULATED AMORTIZATION		
Balance, Beginning of Year	$ 214,258	$ 8,558,815
Amortization	-	109,580
Balance, End of Year	214,258	8,668,395
NET CARRYING AMOUNT		
Balance, End of Year	$ -	$ 568,284

(5) PROPERTY AND EQUIPMENT, NET

Property and equipment, net is recorded at cost and consists of the following as of December 31, 2019:

COST		
Balance, Beginning of Year	$	77,995
Acquisitions		81,543
Balance, End of Year		159,538
ACCUMULATED DEPRECIATION		
Balance, Beginning of Year	$	77,995
Depreciation		2,718
Balance, End of Year		80,713
NET CARRYING AMOUNT		
Balance, End of Year	$	78,825

(6) INCOME TAXES

The following table identifies the major components of Deferred income taxes, net at December 31, 2019:

	Year ended December 31, 2019	
Equity compensation	$	2,160,403
Other		886,505
Total deferred tax assets	$	3,046,908
Prepaid dealer commissions	$	(2,007,961)
Other		(210,039)
Total deferred tax liabilities	$	(2,218,000)
Deferred income taxes, net	**$**	**828,908**

As of December 31, 2019, the Partnership has unrecognized tax benefits recorded of $311,749, net of federal benefit, as a current tax liability. The Parent's U.S. Federal and State and the Partnership's state tax filings are subject to adjustment or examination by the relevant tax authorities for tax years ending December 31, 2007 and thereafter.

(7) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1.

The Partnership's net capital, as computed pursuant to SEC Rule 15c3-1, was $20,035,529 at December 31, 2019, which was greater than the required net capital of $2,462,889 by $17,572,640. The ratio of aggregate indebtedness to net capital at December 31, 2019 was 1.84 to 1.

(8) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(1) thereof, as it does not introduce customer accounts, hold funds or securities for, or owe money or securities to, customers.

(9) TRANSACTIONS WITH PARENT AND AFFILIATES

The Partnership has significant interdependencies with its Parent and its affiliates, which are described below. The Partnership is responsible for and has established processes to identify all related parties and to disclose all significant transactions involving related parties.

Accounts Receivable from Parents and affiliates, net

The Partnership instructs third-parties to remit cash directly to the Parent or affiliates and instructs the Parent to disburse cash on its behalf. The receivables or payables on the Statement of Financial Condition represent amounts for which the Parent has yet to pay or receive on the Partnership's behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from Parent and affiliates, net represents the net of intercompany transactions between the Partnership, the Parent and affiliates due to (i) the above-mentioned receipt and payment of cash by the Parent on its behalf, (ii) the recording of allocated expenses and service fees, and (iii) the previously described Tax Sharing Agreement. As of December 31, 2019, the Partnership had a net intercompany receivable balance of $10,666,834, which is included in Accounts receivable from Parent and affiliates, net in the Statement of Financial Condition. The Partnership has an agreement with the Parent where if the Partnership at any point has a net intercompany payable balance, the Parent will forgive the debt. There was no forgiveness of debt for the year ended December 31, 2019.

Intercompany balances due from/(to) Parent and affiliates as of December 31, 2019 is comprised of the following:

	December 31, 2019
Non-interest bearing, unsecured receivable/(payable)	
Due to PUSH I	$ (34,452,176)
Due from PIM	42,763,541
Due from The Putnam Advisory Company, LLC ("PAC")	2,351,458
Due from Putnam Investments Limited ("PIL UK")	4,011
Total accounts receivable from Parent and affiliates, net	**$ 10,666,834**

Dividend-In-Kind to the Parent

During the year ended December 31, 2019, the Partnership distributed a non-cash dividend-in-kind to the Parent of $6,323,243 as a result of a group-wide exercise carried out by the Parent to reassign and settle historical intercompany balances between Putnam affiliates. The Partnership's Accounts receivable from Parent and affiliates, net and Partners' capital balances were reduced by this amount as a result of the dividend-in-kind.

(10) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the financial position of the Partnership. In addition, the Partnership receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries, and there are no such matters pending that the Partnership believes could have a material adverse effect on its results of operations, cash flows, or financial position.

(11) RESTRUCTURING

In 2019, the Partnership carried out several actions to allow the Parent and the Partnership to realign its resources to better position itself for current and future opportunities. Those actions included technology modernization and product consolidation, and the associated reduced headcount and facilities costs. Of the total restructuring charges incurred as a result of this action, $4,735,507 remains unpaid at December 31, 2019. Of this unpaid amount, $4,711,307 is recorded within Accrued compensation and employee benefits in the Statement of Financial Condition and the remaining $24,200 is recorded within Accounts payable and accrued expenses in the Statement of Financial Condition. The Partnership expects to pay these outstanding amounts during 2020.

(12) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2019 through February 24, 2020, the date this financial statement was available to be issued.

The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Partners of
Putnam Retail Management Limited Partnership

We have reviewed management's statements, included in the accompanying Putnam Retail Management Limited Partnership Exemption Report, in which (1) Putnam Retail Management Limited Partnership (the "Partnership") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2020